EXHIBIT 99.1

VIA ELECTRONIC TRANSMISSION

February 21, 2025

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	OSISKO DEVELOPMENT CORP.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA68828E8099

	CUSIP:	68828E809

2	Date Fixed for the Meeting:	May 7, 2025

3	Record Date for Notice:	March 20, 2025

4	Record Date for Voting:	March 20, 2025

5	Beneficial Ownership Determination Date:	March 20, 2025

6	Classes or Series of Securities that entitle	COMMON SHARES
the holder to receive Notice of the Meeting:

7	Classes or Series of Securities that entitle	COMMON SHARES
the holder to vote at the meeting:

8	Business to be conducted at the meeting:	Annual and Special

9	Notice-and-Access:
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

VANCOUVER 733 Seymour Street, Suite #2310 Vancouver, BC V6B 0S6 T 604 689-3334	CALGARY Telus Sky Building 2110, 685 Centre Street SW Calgary Alberta T2G 1S5 T 403 218-2800	TORONTO 301 - 100 Adelaide Street West Toronto ON M5H 4H1 Toll Free 1-866-600-5869 T 416 361-0930	MONTRÉAL 1701 - 1190, avenue des Canadiens-de-Montréal, C. P. 37 Montréal (Québec) H3B 0G7 T 514 395-5964